ASX RELEASE | March 14, 2019 | ASX:PLL; NASDAQ:PLL

BEST-EVER DRILL INTERCEPTS AT PIEDMONT LITHIUM PROJECT
•	Drill results continue to showcase the outstanding potential of the lithium-rich, low-cost Carolina Tin-Spodumene Belt in North Carolina, USA
•	Drill intercepts from 4 Central property holes returned outstanding grade:
o	43.2m @ 1.73% Li2O in Hole 19-CT-014
o	14.1m @ 1.63% Li2O in Hole 19-CT-013
o	28.1m @ 1.35% Li2O in Hole 19-CT-015
•	Drill intercepts from 19 Core property holes delivered strong results consistent with historical drilling
•	Phase 4 drilling continues with 3 drill rigs active on the Core property and a total of 57 holes completed to-date with assay results pending for 34 holes
•	Piedmont expects to release a maiden Mineral Resource estimate for Central by April 2019
•	Piedmont expects to release an updated Mineral Resource estimate for Core by June 2019
•	High confidence in significantly enhancing the Project’s mine life post Mineral Resource updates

Piedmont Lithium Limited (“Piedmont” or “Company”) is pleased to announce Phase 4 drill results for 23 drill holes (refer Appendix 1) completed on the Piedmont Lithium Project (“Project”) located within the world-class Carolina Tin-Spodumene Belt (“TSB”) in North Carolina, USA.  The high-grade results are from the recently discovered pegmatites on the Central property and Exploration Target areas on the Core property (Figure 1).  High-grade mineralization was encountered in all 23 holes drilled.
Positive drill results from the Central property continue including the thickest high-grade intercept reported on the Project to-date, 43.2m @ 1.73% Li2O, encountered in hole 19-CT-014.  The Company now expects to publish a maiden Mineral Resource estimate for the Central property by April 2019.
Phase 4 drilling continues on the Core property with the principal aim to significantly expand the 13-year project life reported in the Company’s Scoping Study announced in September 2018.  Further updates to the Project’s existing Mineral Resource of 16.2Mt @ 1.12% Li2O are expected over the next several months.
Keith D. Phillips, President and Chief Executive Officer, commented: “We are exceedingly happy with the early results from Phase 4 drilling.  It is clear to us that the Core property will continue to grow in size, and the results from Central are potentially transformational for the Project.  With a maiden resource for Central now planned for next month and an updated resource at Core expected in by June, we believe Piedmont will soon be positioned as one of the largest hard-rock lithium projects in North America, while enjoying all the benefits of our unique North Carolina, USA location.”
For further information, contact:
Keith D. Phillips	Anastasios (Taso) Arima
President & CEO	Executive Director
T: +1 973 809 0505	T: +1 347 899 1522
E: kphillips@piedmontlithium.com	E: tarima@piedmontlithium.com

Piedmont Lithium Project
Hallman-Beam Mine
Carolina Tin-Spodumene Belt
Bessemer City
Gastonia
Kings Mountain Mine
N
G Corridor
Core Property
Mineral Resource
16.2 Mt @ 1.12% Li_2O
S Corridor
F Corridor
B Corridor
Central Property
Piedmont boundary
Resource
Resource constraining shell
Exploration target
Mineralized trend
Potential mineralized trend
Drillholes within resource model
Phase 4 drillholes reported
Drillholes with assays reported in this News Release
Completed Phase 4 drillholes assays pending
Planned Phase 4 drillholes
500 m

Figure 1.  Property Location Map
Central Property Drilling Discussion
Results from hole 19-CT-014 mark the discovery of a second, thick pegmatite dike on the property (43.2m @ 1.73% Li2O). Within this intercept, a very high-grade interval was encountered which assayed 10.5m @ 2.29% Li2O.
Hole 19-CT-015 is an undercut of 19-CT-014; these two holes were drilled from the same drill pad (Figure 3).  The cross section shows a near vertical dip to the pegmatite (Figure 3).  This fence was followed up along strike with holes 19-CT-016, 017 and 018 (assays pending).  All three holes intercepted mineralized pegmatite which extends the strike length of the dike to 140 meters.  The mineralization remains open in all directions.
Holes 19-CT-012 and 013 targeted the first dike discovered on the property.  Specifically, hole 19-CT-013 tested the down dip extent of the high grades reported for hole 18-CT-004 (19.1m @ 1.65% Li2O), and these results confirm down dip mineralization.  Mineralization remains open in all directions.

Piedmont Lithium Project
Hallman-Beam Mine
Carolina Tin-Spodumene Belt
Bessemer City
Gastonia
Kings Mountain Mine
N
C
C'
18-CT-011
18-CT-010
19-CT-016
19-CT-014
19-CT-015
18-CT-001
18-CT-009
19-CT-017
18-CT-002
18-CT-003
18-CT-005
19-CT-018
18-CT-004
19-CT-013
18-CT-006
18-CT-007
18-CT-008
19-CT-012
Drillholes with assays reported in this News Release
Drillholes completed and reported
Drillholes completed assays pending
Property boundary
250 m

Figure 2. Central Drill Location Map

C
C'
19-CT-014
19-CT-015
250 m RL
200 m RL
150 m RL
100 m RL
43.15 m @ 1.73% Li2O
28.10 m @ 1.35% Li2O
C
C'
50 m

Figure 3.  Central Cross-Section

Core Property Drilling Discussion
The primary objective for the Phase 4 drilling program is to increase the size and mine life of the Core Resource.  Other objectives are to complete selected infill drilling to maintain a ratio of indicated to inferred resource classification and to explore potential mineralized trends on newly acquired properties.  These results begin to accomplish the Phase 4 drilling objectives.  The company plans to release an updated scoping study during 2019 which will include some of these Phase 4 drilling data.
Mineralization was encountered in all 19 drill holes reported from the property.  Importantly, eleven holes confirmed mineralization within the Exploration Target area (see paragraph below).  Six holes are classified as infill drill holes and two holes are drilled on recently acquired property.
In June 2018, the Company reported an Exploration Target of 4.5 to 5.5 million tonnes at a grade of between 1.10% and 1.20% Li2O within the Core Property, outside of the existing Mineral Resource estimate (refer Figure 4). The potential quantity and grade of this Exploration Target is conceptual in nature. There has been insufficient exploration to estimate a Mineral Resource and it is uncertain if further exploration will result in the estimation of a Mineral Resource.
All the drilling reported was conducted on the southeastern side of the Resource Area with the majority occurring in Exploration Target Areas on the property.  Drill results continue to identify moderately southeast dipping dikes and have confirmed a series of nearly horizontal dikes.  Some of the best mineralization occurs in these horizontal dikes (Figure 5).  A potential northwest trending fault has been interpreted along the eastern portion of the property. Mineralization occurs on both sides of the fault; therefore, mineralization is open to the southeast.
Infill drill holes continue to give confidence to the geologic model and increase the ratio of indicated to inferred resource classification.

Piedmont Lithium Project
Hallman-Beam Mine
Carolina Tin-Spodumene Belt
Gastonia
Bessemer City
Kings Mountain Mine
N
G Corridor
S Corridor
F Corridor
B Corridor
F
F'
18-BD-250
18-BD-249
18-BD-247
18-BD-256
18-BD-253
18-BD-260
18-BD-253
18-BD-254
18-BD-256
18-BD-263
18-BD-261
18-BD-265
18-BD-264
18-BD-248
18-BD-255
18-BD-251
18-BD-257
18-BD-258
18-BD-262
Piedmont boundary
Resource
Resource constraining shell
Exploration target
Potential mineralized trend
Drillholes within resource model
Drillholes with assays reported in this News Release
Completed Phase 4 drillholes assays pending
Planned Phase 4 drillholes
500 m

Figure 4.  Core Property Drill Hole Location map

F
F'
10-BD-13
18-BD-166
17-BD-80
17-BD-77
19-BD-260
19-BD-263
250 m RL
200 m RL
150 m RL
100 m RL
50 m RL
5.97 m @ 1.14% Li_2O
5.03 m @ 0.71% Li_2O
4.91 m @ 1.26% Li_2O
6.10 m @ 1.16% Li_2O
4.97 m @ 1.42% Li_2O
5.42 m @ 1.20% Li_2O
6.17 m @ 1.21% Li_2O
8.86 m @ 1.72% Li_2O
9.97 m @ 1.61% Li_2O
4.55 m @ 1.22% Li_2O
11.06 m @ 1.29% Li_2O
1.42 m @ 1.29% Li_2O
fault
50 m

 Figure 5.  Cross section for Core

About Piedmont Lithium
Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLL) holds a 100% interest in the Piedmont Lithium Project (“Project”) located within the world-class Carolina Tin-Spodumene Belt (“TSB”) and along trend to the Hallman Beam and Kings Mountain mines, historically providing most of the western world’s lithium between the 1950s and the 1980s. The TSB has been described as one of the largest lithium provinces in the world and is located approximately 25 miles west of Charlotte, North Carolina. It is a premier location for development of an integrated lithium business based on its favorable geology, proven metallurgy and easy access to infrastructure, power, R&D centers for lithium and battery storage, major high-tech population centers and downstream lithium processing facilities.
Forward Looking Statements
This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources
The Project’s Mineral Resource of 16.2Mt @ 1.12% Li2O comprises Indicated Mineral Resources of 8.5Mt @ 1.15% Li2O and Inferred Mineral Resources of 7.7Mt @ 1.09% Li2O.
The information contained in this announcement has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”).  However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.
Competent Persons Statement
The information in this announcement that relates to Exploration Results is based on, and fairly represents, information compiled or reviewed by Mr. Lamont Leatherman, a Competent Person who is a Registered Member of the ‘Society for Mining, Metallurgy and Exploration’, a ‘Recognized Professional Organization’ (RPO). Mr. Leatherman is a consultant to the Company. Mr. Leatherman has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr. Leatherman consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.
The information in this announcement that relates to Exploration Targets and Mineral Resources is extracted from the Company’s ASX announcement dated June 14, 2018 which is available to view on the Company’s website at www.piedmontlithium.com. The information in this announcement that relates to Metallurgical Testwork Results is extracted from the Company’s ASX announcements dated September 4, 2018 and July 17, 2018 which are available to view on the Company’s website at www.piedmontlithium.com. The information in this announcement that relates to Process Design, Process Plant Capital Costs, and Process Plant Operating Costs is extracted from the Company’s ASX announcements dated September 13, 2018 and July 19, 2018 which are available to view on the Company’s website at www.piedmontlithium.com. The information in this announcement that relates to Mining Engineering and Mine Schedule is extracted from the Company’s ASX announcements dated September 13, 2018 and July 19, 2018 which are available to view on the Company’s website at www.piedmontlithium.com.
Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning Mineral Resources, Exploration Targets, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcements.

Appendix 1- Drill Core Assay Data
Hole ID	Easting	Northing	Elev. (m)	Az. (o)	Dip (o)	Depth (m)		From (m)	To (m)	Intercept (m)	Li2O (%)
19-CT-012	473141.6	3913350.2	286.1	309	-54.2	195		90.56	93.58	3.02	0.66
							and	111.34	119.78	8.44	1.32
19-CT-013	473246.1	3913425.6	281.4	309	-58.7	215		194.21	208.32	14.11	1.63
							including	202.00	207.13	5.13	2.05
19-CT-014	473406.1	3913546.7	283.6	300	-55.8	140		69.83	112.98	43.15	1.73
							including	70.83	89.36	18.53	1.82
							including	94.12	104.57	10.45	2.29
19-CT-015	473406.1	3913546.7	283.6	295	-69.2	179		135.62	163.72	28.1	1.35

18-BD-247	474496.4	3915809.5	262.4	315	-51.1	165.0		28.55	36	7.45	0.77
							and	111.34	114.80	3.43	1.45
18-BD-248	473941.4	3915350.0	258.2	298	-53.7	212.0		65.43	66.54	1.11	1.27
							and	119.31	122.10	2.79	0.79
							and	128.45	133.62	5.17	0.86
							including	128.45	132.85	4.40	1.00
							and	174.26	178.61	4.35	1.51
18-BD-249	474578.9	3915859.7	262.5	318.0	-54.8	95.0		61.35	67.83	6.48	1.18
							including	61.65	63.75	2.10	2.30
							and	72.00	73.46	1.46	1.12
							and	82.17	84.05	1.88	1.09
18-BD-250	474624.1	3915919.3	253.7	320.0	-62.7	116.0		55.38	60.00	4.62	0.67
							and	77.10	78.28	1.18	0.79
18-BD-251	473965.4	3915287.1	261.0	301.0	-54.1	287.0		75.20	76.58	1.38	0.76
							and	165.75	168.34	2.59	0.85
							and	189.10	192.15	3.05	1.64
							and	195.06	197.20	2.14	0.79
							and	267.43	278.76	11.33	0.69
18-BD-252	474563.7	3915640.0	258.1	304.0	-55.3	194.0		59.92	62.80	2.88	0.92
							and	103.22	105.85	2.60	1.21
							and	173.77	179.62	5.85	1.19
							including	173.77	176.30	2.53	1.79
18-BD-253	474566.2	3915733.5	260.0	321.0	-60.4	150.0		32.90	38.15	5.25	0.93
							including	33.90	37.70	3.80	1.18
							and	128.65	137.51	8.86	1.12
18-BD-254	474484.8	3915713.4	262.8	302.0	-54.5	140.0		53.68	58.38	4.70	1.07
							and	85.53	93.64	8.11	0.61
							Including	88.68	90.46	1.78	1.15
18-BD-255	473817.2	3915291.4	261.2	304.0	-52.0	144.0		27.15	28.50	1.35	1.47
							and	34.37	43.28	8.91	1.28
							and	48.07	51.46	3.39	1.00
19-BD-256	474420.3	3915773.3	290.2	304.0	-53.6	212.0		41.60	53.90	12.30	1.05
							Including	41.60	48.10	6.50	1.41
							and	104.96	110.08	5.12	0.65
							Including	107.31	109.31	2.00	1.46
							and	145.96	147.31	1.35	1.18
							and	160.47	161.82	1.35	1.00
19-BD-257	473837.4	3915335.0	279.8	294.0	-45.8	125.0		19.86	30.60	10.74	1.40
							and	38.26	40.81	2.55	0.97
19-BD-258	473969.7	3915088.3	270.0	298.0	-55.7	175.4		79.13	81.00	1.87	0.60
							and	154.06	155.98	1.94	1.74
19-BD-259	474393.0	3915735.8	261.5	295.0	-54.5	131.0		54.95	60.25	5.30	1.24
							Including	56.80	59.60	2.80	1.46
							and	73.62	74.78	1.16	1.40
							and	80.45	83.34	2.89	1.53
							and	101.36	105.29	3.93	0.73
							Including	102.58	104.32	1.74	1.40
19-BD-260	474331.3	3915710.4	263.0	298.0	-53.8	167.0		83.85	88.82	4.97	1.42
							and	121.73	131.70	9.97	1.61
							Including	123.90	125.95	2.05	2.40
19-BD-261	474363.9	3915661.8	264.1	293.0	-54.0	176.0		111.29	112.65	1.36	2.31
							and	124.35	133.35	9.00	1.82
							and	138.40	144.72	6.32	1.48
19-BD-262	473933.2	3915025.7	268.3	318.0	-51.2	162.0		135.48	140.16	4.68	0.93
							Including	137.48	139.48	2.00	1.75
19-BD-263	474420.8	3915674.5	263.2	297.0	-55.0	200.0		61.24	66.27	5.03	0.71
							and	73.77	78.67	4.91	1.26
							and	90.50	95.92	5.42	1.20
							Including	90.50	94.46	3.96	1.53
							and	173.87	176.66	2.79	0.75
							and	185.40	186.82	1.42	1.29
19-BD-264	473890.9	3915412.9	257.2	300.0	-46.5	164.0		33.00	40.50	7.50	0.57
19-BD-265	474340.7	3915633.1	265.1	296.0	-55.4	167.0		131.05	145.30	14.25	1.46
							including	132.41	134.88	2.47	2.51

Appendix 2: JORC Table 1 Checklist of Assessment and Reporting Criteria
Section 1 Sampling Techniques and Data
Criteria	JORC Code explanation	Commentary
Sampling techniques
>Nature and quality of sampling (e.g. cut channels, random chips, or specific specialised industry standard measurement tools appropriate to the minerals under investigation, such as downhole gamma sondes, or handheld XRF instruments, etc.). These examples should not be taken as limiting the broad meaning of sampling.
>Include reference to measures taken to ensure sample representivity and the appropriate calibration of any measurement tools or systems used.
>Aspects of the determination of mineralisation that are Material to the Public Report. In cases where ‘industry standard’ work has been done this would be relatively simple (e.g. ‘reverse circulation drilling was used to obtain 1 m samples from which 3 kg was pulverised to produce a 30 g charge for fire assay’). In other cases more explanation may be required, such as where there is coarse gold that has inherent sampling problems. Unusual commodities or mineralisation types (e.g. submarine nodules) may warrant disclosure of detailed information.

All results reported are from diamond core samples. The core was sawn at an orientation not influenced by the distribution of mineralization within the drill core (i.e. bisecting mineralized veins or cut perpendicular to a fabric in the rock that is independent of mineralization, such as foliation). Diamond drilling provided continuous core which allowed continuous sampling of mineralized zones.  The core sample intervals were a minimum of 0.35m and a maximum of 1.5m for HQ or NQ drill core (except in saprolitic areas of poor recovery where sample intervals may exceed 1.5m in length) and took into account lithological boundaries (i.e. sample was to, and not across, major contacts).
Standards and blanks were inserted into the sample stream to assess the accuracy, precision and methodology of the external laboratories used. In addition, field duplicate samples were inserted to assess the variability of the mineralisation., The laboratories undertake their own duplicate sampling as part of their internal QA/QC processes. Examination of the QA/QC sample data indicates satisfactory performance of field sampling protocols and assay laboratories providing acceptable levels of precision and accuracy.

Drilling techniques
>Drill type (e.g. core, reverse circulation, open-hole hammer, rotary air blast, auger, Bangka, sonic, etc.) and details (e.g. core diameter, triple or standard tube, depth of diamond tails, face-sampling bit or other type, whether core is oriented and if so, by what method, etc.).

All diamond drill holes were collared with HQ and were transitioned to NQ once non-weathered and unoxidized bedrock was encountered.  Drill core was recovered from surface.
Oriented core was collected on all drill holes using the REFLEX ACT III tool by a qualified geologist at the drill rig. The orientation data is currently being evaluated.

Drill sample recovery
>Method of recording and assessing core and chip sample recoveries and results assessed.
>Measures taken to maximise sample recovery and ensure representative nature of the samples.
>Whether a relationship exists between sample recovery and grade and whether sample bias may have occurred due to preferential loss/gain of fine/coarse material.

The core was transported from the drill site to the logging facility in covered boxes with the utmost care. Once at the logging facility, the following procedures were carried out on the core:
1.Re-aligning the broken core in its original position as closely as possible.
2.The length of recovered core was measured, and meter marks clearly placed on the core to indicate depth to the nearest centimetre.
3.The length of core recovered was used to determine the core recovery, which is the length of core recovered divided by the interval drilled (as indicated by the footage marks which was converted to meter marks), expressed as a percentage. This data was recorded in the database. The core was photographed wet before logged.
4.The core was photographed again immediately before sampling with the sample numbers visible.
Sample recovery was consistently good except for zones within the oxidized clay and saprolite zones.  These zones were generally within the top 20m of the hole.  No relationship is recognized between recovery and grade.  The drill holes were designed to intersect the targeted pegmatite below the oxidized zone.

Logging
>Whether core and chip samples have been geologically and geotechnically logged to a level of detail to support appropriate Mineral Resource estimation, mining studies and metallurgical studies.
>Whether logging is qualitative or quantitative in nature. Core (or costean, channel, etc.) photography.
>The total length and percentage of the relevant intersections logged.

Geologically, data was collected in detail, sufficient to aid in Mineral Resource estimation.
Core logging consisted of marking the core, describing lithologies, geologic features, percentage of spodumene and structural features measured to core axis.
The core was photographed wet before logging and again immediately before sampling with the sample numbers visible.
All the core from the twenty-three holes reported was logged.

Sub-sampling techniques and sample preparation
>If core, whether cut or sawn and whether quarter, half or all core taken.
>If non-core, whether riffled, tube sampled, rotary split, etc. and whether sampled wet or dry.
>For all sample types, the nature, quality and appropriateness of the sample preparation technique.
>Quality control procedures adopted for all sub-sampling stages to maximise representivity of samples.
>Measures taken to ensure that the sampling is representative of the in situ material collected, including for instance results for field duplicate/second-half sampling.
>Whether sample sizes are appropriate to the grain size of the material being sampled.

Core was cut in half with a diamond saw.
Standard sample intervals were a minimum of 0.35m and a maximum of 1.5m for HQ or NQ drill core, taking into account lithological boundaries (i.e. sample to, and not across, major contacts).
The preparation code is CRU21 (crush to 75% of sample <2mm) and PUL45 (pulverize 250g to 85% <75 microns).
A CRM or coarse blank was included at the rate of one for every 20 drill core samples (i.e. 5%).
Sampling precision is monitored by selecting a sample interval likely to be mineralized and splitting the sample into two ¼ core duplicate samples over the same sample interval. These samples are consecutively numbered after the primary sample and recorded in the sample database as “field duplicates” and the primary sample number recorded. Field duplicates were collected at the rate of 1 in 20 samples when sampling mineralized drill core intervals
Samples were numbered sequentially with no duplicates and no missing numbers. Triple tag books using 9-digit numbers were used, with one tag inserted into the sample bag and one tag stapled or otherwise affixed into the core tray at the interval the sample was collected. Samples were placed inside pre-numbered sample bags with numbers coinciding to the sample tag. Quality control (QC) samples, consisting of certified reference materials (CRMs), were given sample numbers within the sample stream so that they are masked from the laboratory after sample preparation and to avoid any duplication of sample numbers.

Quality of assay data and laboratory tests
>The nature, quality and appropriateness of the assaying and laboratory procedures used and whether the technique is considered partial or total.
>For geophysical tools, spectrometers, handheld XRF instruments, etc., the parameters used in determining the analysis including instrument make and model, reading times, calibrations factors applied and their derivation, etc.
>Nature of quality control procedures adopted (e.g. standards, blanks, duplicates, external laboratory checks) and whether acceptable levels of accuracy (i.e. lack of bias) and precision have been established.

All samples from the Core and Central Properties drilling were shipped to the SGS laboratory in Lakefield, Ontario.
The preparation code was CRU21 (crush to 75% of sample <2mm) and PUL45 (pulverize 250g to 85% <75 microns).
The analyses code was GE ICP91A, which uses a peroxide fusion with an ICP finish, and has lower and upper detection limits of 0.001 and 50,000 (5%) ppm respectively.
Selected samples where analyzed using ICM40B (multi-acid digestion with either an ICP-ES or ICP-MS finish), which has a range for Li of 1 to 10,000 (1%) ppm Li and samples >5,000ppm were run using GE ICP90A.
Accuracy monitoring was achieved through submission and monitoring of certified reference materials (CRMs).
Sample numbering and the inclusion of CRMs was the responsibility of the project geologist submitting the samples. A CRM or coarse blank was included at the rate of one for every 20 drill core samples (i.e. 5%).
The CRMs used for this program were supplied by Geostats Pty Ltd of Perth, Western Australia.  Details of the CRMs are provided below. A sequence of these CRMs covering a range in Li values and, including blanks, were submitted to the laboratory along with all dispatched samples so as to ensure each run of 100 samples contains the full range of control materials. The CRMs were submitted as “blind” control samples not identifiable by the laboratory.
Details of CRMs used in the drill program (all values ppm):

		CRM	Manufacturer	Lithium	1 Std Dev
		GTA-04	Geostats	9275	213
		GTA-08	Geostats	1102	50
		GTA-09	Geostats	4837	174

Sampling precision was monitored by selecting a sample interval likely to be mineralized and splitting the sample into two ¼ core duplicate samples over the same sample interval. These samples were consecutively numbered after the primary sample and recorded in the sample database as “field duplicates” and the primary sample number recorded. Field duplicates were collected at the rate of 1 in 20 samples when sampling mineralized drill core intervals. Random sampling precision was monitored by splitting samples at the sample crushing stage (coarse crush duplicate) and at the final sub-sampling stage for analysis (pulp duplicates).  The coarse, jaw-crushed, reject material was split into two preparation duplicates, sometimes referred to as second cuts, crusher or preparation duplicates, which were then pulverized and analysed separately. These duplicate samples were selected randomly by the laboratory. Analytical precision was also monitored using pulp duplicates, sometimes referred to as replicates or repeats. Data from all three types of duplicate analyses was used to constrain sampling variance at different stages of the sampling and preparation process.
Examination of the QA/QC sample data indicates satisfactory performance of field sampling protocols and assay laboratories providing acceptable levels of precision and accuracy.

Verification of sampling and assaying
>The verification of significant intersections by either independent or alternative company personnel.
>The use of twinned holes.
>Documentation of primary data, data entry procedures, data verification, data storage (physical and electronic) protocols.
>Discuss any adjustment to assay data.

Multiple representatives of Piedmont Lithium, Inc. have inspected and verified the results.
CSA has conducted multiple site visits. Dennis Arne (Managing Director -Principal Consultant) toured the site, facilities and reviewed core logging and sampling workflow as well as Leon McGarry (Senior Resource Geologist). Each provided comments on how to improve our methods and have been addressed. Verification core samples were collected by Leon McGarry.
No holes were twinned.
Three-meter rods and core barrels were used. Li% was converted to Li2O by multiplying Li% by 2.153.

Location of data points
>Accuracy and quality of surveys used to locate drill holes (collar and down-hole surveys), trenches, mine workings and other locations used in Mineral Resource estimation.
>Specification of the grid system used.
>Quality and adequacy of topographic control.

Drill collars were located with the Trimble Geo 7 which resulted in accuracies <1m.
All coordinates were collected in State Plane and re-projected to Nad83 zone17 in which they are reported.
Drill hole surveying was performed on each hole using a REFLEX EZ-Trac multi-shot instrument. Readings were taken approx. every 15 meters and recorded depth, azimuth, and inclination.

Data spacing and distribution
>Data spacing for reporting of Exploration Results.
>Whether the data spacing and distribution is sufficient to establish the degree of geological and grade continuity appropriate for the Mineral Resource and Ore Reserve estimation procedure(s) and classifications applied.
>Whether sample compositing has been applied.

For selected areas, the drill spacing is approximately 40 to 80 m along strike and down dip.  This spacing is sufficient to establish continuity in geology and grade for this pegmatite system.
Composite samples are reported in Li2O%, this is calculated by multiplying drill length by Li2O for each sample; then the weighted averages for multiple samples are totalled and divided by the total drill length for the selected samples

Orientation of data in relation to geological structure
>Whether the orientation of sampling achieves unbiased sampling of possible structures and the extent to which this is known, considering the deposit type.
>If the relationship between the drilling orientation and the orientation of key mineralised structures is considered to have introduced a sampling bias, this should be assessed and reported if material.
		The drill holes were designed and oriented with inclinations ranging from -45 to -70 degrees, to best intersect the pegmatite bodies as close to perpendicularly as possible.
Sample security	>The measures taken to ensure sample security.
Drill core samples were shipped directly from the core shack by the project geologist in sealed rice bags or similar containers using a reputable transport company with shipment tracking capability so that a chain of custody can be maintained.  Each bag was sealed with a security strap with a unique security number. The containers were locked in a shed if they were stored overnight at any point during transit, including at the drill site prior to shipping. The laboratory confirmed the integrity of the rice bag seals upon receipt

Audits or reviews	>The results of any audits or reviews of sampling techniques and data.
CSA Global developed a “Standard Operating Procedures” manual in preparation for the drilling program.  CSA global reviews all logging and assay data, as well as merges all data in to database that is held off site.
CSA has conducted multiple site visits. Dennis Arne (Managing Director -Principal Consultant) toured the site and facilities as well as Leon McGarry (Senior Resource Geologist). Each provided comments on how to improve our methods and have been addressed. Verification core samples were collected by Leon McGarry.

Section 2 Reporting of Exploration Results
Criteria	JORC Code explanation	Commentary
Mineral tenement and land tenure status
>Type, reference name/number, location and ownership including agreements or material issues with third parties such as joint ventures, partnerships, overriding royalties, native title interests, historical sites, wilderness or national park and environmental settings.
>The security of the tenure held at the time of reporting along with any known impediments to obtaining a licence to operate in the area.

Piedmont, through its 100% owned subsidiary, Piedmont Lithium, Inc., has entered into exclusive option agreements with local landowners, which upon exercise, allows the Company to purchase (or long term lease) approximately 1,824 acres of surface property and the associated mineral rights from the local landowners.
There are no known historical sites, wilderness or national parks located within the Project area and there are no known impediments to obtaining a licence to operate in this area.

Exploration done by other parties	>Acknowledgment and appraisal of exploration by other parties.
The Project is focused over an area that has been explored for lithium dating back to the 1950’s where it was originally explored by Lithium Corporation of America which was subsequently acquired by FMC Corporation. Most recently, North Arrow explored the Project in 2009 and 2010.  North Arrow conducted surface sampling, field mapping, a ground magnetic survey and two diamond drilling programs for a total of 19 holes. Piedmont Lithium, Inc. has obtained North Arrow’s exploration data.

Geology	>Deposit type, geological setting and style of mineralisation.
Spodumene pegmatites, located near the litho tectonic boundary between the inner Piedmont and Kings Mountain belt.  The mineralization is thought to be concurrent and cross-cutting dike swarms extending from the Cherryville granite, as the dikes progressed further from their sources, they became increasingly enriched in incompatible elements such as Li, tin (Sn).  The dikes are considered to be unzoned.

Drill hole Information
>A summary of all information material to the understanding of the exploration results including a tabulation of the following information for all Material drill holes:
>easting and northing of the drill hole collar
>elevation or RL (Reduced Level – elevation above sea level in metres) of the drill hole collar
>dip and azimuth of the hole
>down hole length and interception depth
>hole length.
>If the exclusion of this information is justified on the basis that the information is not Material and this exclusion does not detract from the understanding of the report, the Competent Person should clearly explain why this is the case.
Details of all reported drill holes are provided in Appendix 1 of this report.
Data aggregation methods
>In reporting Exploration Results, weighting averaging techniques, maximum and/or minimum grade truncations (e.g. cutting of high grades) and cut-off grades are usually Material and should be stated.
>Where aggregate intercepts incorporate short lengths of high grade results and longer lengths of low grade results, the procedure used for such aggregation should be stated and some typical examples of such aggregations should be shown in detail.
>The assumptions used for any reporting of metal equivalent values should be clearly stated.

All intercepts reported are for down hole thickness not true thickness.
Weighted averaging was used in preparing the intercepts reported.
The drill intercepts were calculated by adding the weighted value (drill length x assay) for each sample across the entire pegmatite divided by the total drill thickness of the pegmatite. For each mineralized pegmatite, all assays were used in the composite calculations with no upper or lower cut-offs. Mineralized pegmatite is defined as spodumene bearing pegmatite.
Intercepts were reported for entire pegmatites, taking into account lithological boundaries (i.e. sample to, and not across, major contacts), with additional high-grade sub intervals reported from the same pegmatite. In the case where thin wall rock intervals were included, a value of 0% Li2O was inserted for the assay value, thus giving that individual sample a weighted value of 0% Li2O.
Cumulative thicknesses are reported for select drill holes. These cumulative thicknesses do not represent continuous mineralized intercepts. The cumulative thickness for a drill hole is calculated by adding the drill widths of two or more mineralized pegmatites encountered in the drill hole, all other intervals are omitted from the calculation.
Li% was converted to Li2O% by multiplying Li% by 2.153.

Relationship between mineralisation widths and intercept lengths
>These relationships are particularly important in the reporting of Exploration Results.
>If the geometry of the mineralisation with respect to the drill hole angle is known, its nature should be reported.
>If it is not known and only the down hole lengths are reported, there should be a clear statement to this effect (e.g. ‘down hole length, true width not known’).

Drill intercepts are reported as Li2O% over the drill length, not true thickness.  The pegmatites targeted strike northeast-southwest and dip moderately to the southeast.  All holes were drilled to the northwest and with inclinations ranging between -45 and -70.

Diagrams
>Appropriate maps and sections (with scales) and tabulations of intercepts should be included for any significant discovery being reported These should include, but not be limited to a plan view of drill hole collar locations and appropriate sectional views.
Appropriate diagrams, including a drill plan map and cross-section, are included in the main body of this report.
Balanced reporting
>Where comprehensive reporting of all Exploration Results is not practicable, representative reporting of both low and high grades and/or widths should be practiced to avoid misleading reporting of Exploration Results.
All of the relevant exploration data for the Exploration Results available at this time has been provided in this report.
Other substantive exploration data
>Other exploration data, if meaningful and material, should be reported including (but not limited to): geological observations; geophysical survey results; geochemical survey results; bulk samples – size and method of treatment; metallurgical test results; bulk density, groundwater, geotechnical and rock characteristics; potential deleterious or contaminating substances.
Soil sampling and walking magnetometer geophysical surveys have been completed on the Core and Central property.
Further work
>The nature and scale of planned further work (e.g. tests for lateral extensions or depth extensions or large-scale step-out drilling).
>Diagrams clearly highlighting the areas of possible extensions, including the main geological interpretations and future drilling areas, provided this information is not commercially sensitive.
Piedmont plans to release a maiden Mineral Resource Estimate for Central Property in April 2019 and a resource update for the Core Property in Q2 2019.